February 3, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
Columbia Active Portfolios – Diversified Equity Income Fund

Post-Effective Amendment No. 47
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on January 25, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	Confirm that the Fund’s expenses associated with investments in “acquired funds” does not trigger the related discloser of “acquired fund fees and expenses” in the Fund’s fees and expense table.

Response:	The fund has no acquired fund fees and expenses to report in the fees and expense table.

Comment 2:	Sector Risk is stated as a Principal Risk of Investing in the Fund, however there is no corresponding reference in the Principal Investment Strategies of the Fund.

Response:	The Fund’s Principal Investment Strategy currently includes the following statement. The underlined portion will be added:

“The Fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors, including, but not limited to, the financial services sector.”

Comment 3:	Add the ticker symbol to the cover of the Statement of Additional Information.

Response:	A ticker symbol has not yet been assigned for the Fund’s class. When received, it will be added to the cover of the Prospectus and Statement of Additional Information.

Comment 4:	Confirm that the Fund’s fundamental policy with respect to making loans is accurate.

Response:	The Fund’s fundamental policy with respect to lending is as stated in its SAI:

“The fund will not lend securities or participate in an interfund lending program if the total of all such loans would exceed 33 1/3% of the Fund’s total assets except this fundamental investment policy shall not prohibit the Fund from purchasing money market securities, loans, loan participation or other debt securities, or from entering into repurchase agreements.”

In addition, the Fund recognizes that it may make loans as permitted by the 1940 Act or any rule thereunder, any SEC or SEC staff interpretations thereof or any exemptions therefrom which may be granted by the SEC.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Erin Nygard at (612) 671-2543.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro Vice President and Group Counsel Ameriprise Financial, Inc.